UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

Commission File Number 0-18927
CUSIP Number 875378101

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2013

[ ]	Transition Report on Form 10-K	[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form 20-F	[ ]	Transition Report on Form N-SAR
[ ]	Transition Report on Form 11-K

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________________________________________________________

PART I.   REGISTRANT INFORMATION

Full Name of Registrant:	Tandy Brands Accessories, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	3631 West Davis, Suite A
City, State and Zip Code:	Dallas, Texas 75211

PART II.   RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

As announced in the Company’s Form 8-K filed January 30, 2014, the Company’s senior lender, Salus Capital Partners, LLC (“Salus”) formally notified the Company in writing of one or more events of default under the senior credit agreement with the Company and provided the Company with a notification of disposition of collateral pursuant to which Salus would exercise certain rights available to it under the security agreements related to the credit agreement and Article 9 of the Uniform Commercial Code as in effect in the State of New York.  Per this notice, Salus has undertaken, in one or more public and/or private sales, dispositions of certain of the Company’s collateral under the security agreements (the “Transactions”), resulting in the disposition of a significant portion of the Company’s operating assets.  As a result of addressing the Transactions and the resulting impacts on the business of the Company, including staff reductions and other operational reductions related to the potential cessation of its operations, the Company has been required to devote a substantial portion of its remaining personnel and administrative resources, including those of its accounting and financial department, to addressing the Transactions and does not have the current resources available to it to prepare and file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2013 by the required filing date.  The Company does not expect to be in a position to make such filing by the fifth calendar day following the required filing date.

PART IV.   OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Timothy Boates	(214)519-5200
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its financial results would have been significantly different from the corresponding period for the prior fiscal year due to (i) non-recurring operating issues experienced in the prior year, (ii) the limitations placed on the Company’s operations by its senior lender due to the previously disclosed defaults under the senior credit agreement, (iii) difficulty in estimating values associated with the previously disclosed Article 9 process conducted by the Company’s senior lender, and (iv) constrained resources of the Company’s accounting and finance team as a result of addressing the Company’s defaults under its senior secured credit agreement with its senior lender.

Certain statements contained in this Form 12b-25 that are not statements of historical fact constitute forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify forward-looking statements.  In addition, any statements that refer to projections of the Company’s financial performance and other characterizations of future events or circumstances are forward-looking statements.  Except for historical information contained herein, the statements in this Form 12b-25 are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company has based these forward-looking statements on its current expectations about future events, estimates and projections. Forward-looking statements are not guarantees of future performance.  Actual results and events may differ materially from those suggested by these forward-looking statements as a result of a number of known and unknown risks and uncertainties that are difficult to predict, including, without limitation, the Company’s ability to successfully satisfy the conditions under the previously disclosed consent to the lenders’ Article 9 process, the ability of the Article 9 process and related transactions (the “Transactions”) to fully satisfy the amounts outstanding under the Company’s senior secured credit agreement, whether any assets will remain to satisfy unsecured creditors following the Transactions, potential legal action by interested parties, the potential for voluntary or involuntary bankruptcy proceedings to be filed and other similar risks and uncertainties. The forward-looking statements included in this filing are made only as of the date hereof.  Except as required under federal securities laws and the rules and regulations of the United States Securities and Exchange Commission, the Company does not undertake, and specifically declines, any obligation to update any of these statements or to publicly announce the results of any revisions to any forward-looking statements after the distribution of this filing, whether as a result of new information, future events, changes in assumptions, or otherwise.

Tandy Brands Accessories, Inc.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 12, 2014	By:	/s/ Timothy D. Boates
Name: Timothy D. Boates
Title: Chief Restructuring Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).